Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

February 3, 2016

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc.
Amendment No. 7 to Registration Statement on Form S-11
Filed January 5, 2016
File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on January 29, 2016 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to Amendment No. 7 to the Registration Statement filed on January 5, 2016. Amendment No. 8 reflects revisions to the Registration Statement in response to the Staff’s comments.

Executive Compensation, page 118

1.      Please update this section to include the required information for your recently completed fiscal year ended December 31, 2015. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website and Item 402 of Regulation S-K.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

February 3, 2016

_____________________

Response: The Company has updated the executive compensation section throughout. Please see pages 117 through 121.

Material Federal Income Tax Considerations, page 147

2.      We note your revised disclosure that you believe that the current composition of your shareholders, if unchanged before the second half of 2016, would not comply with the ownership requirement for qualification as a REIT and that you intend to timely comply with this requirement as a result of the issuance of shares in this offering or otherwise. Please revise to explain what you mean by ‘or otherwise’ in connection with this requirement. In addition; please more specifically describe and highlight the risk that you are not able to comply with this requirement or advise.

Response: Please be advised that the Company is highly confident that it will achieve compliance with the Code’s requirement that five or fewer individuals not own more than 50% in value of the Company’s common shares through the completion of the minimum offering. As explained in the fourth and fifth full paragraphs on page 42 of the Amendment No. 8, as of this date, the top five owners of the Company’s common shares, calculated in accordance with the attribution rules under the Code, collectively own approximately 53.3% of the Company’s common shares. Given that the minimum offering will involve the issuance of 2,610,000 shares, the Company is highly confident that the minimum offering will result in the dilution of the top five owners of the Company’s common shares to an aggregate percentage amount well below 50% of the Company’s outstanding common shares. As the minimum offering must be completed no later than May 30, 2016, the Company will either achieve compliance with the Code’s requirement that five or fewer individuals not own more than 50% in value of the Company’s common shares by such date or the offering will terminate.

Please be advised the “or otherwise” referred to the adjustment of the ownership of some of the Company’s larger shareholders or the shares of the Company held by such parties in order to achieve compliance with the Code’s ownership requirements. Those references have been deleted from the Amendment No. 8 since compliance with the Code’s ownership requirements will be satisfied by the completion of the minimum offering.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

February 3, 2016

_____________________

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.

PKF Certified Public Accountants, A Professional Corporation

Squar Milner LLP

Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501